AB 3/25



10036162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-66572

SEC MAIL RECEIVED PROCESSING
MAR 22 2010
WASH., D.C. 200 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Federal Street, 3rd Floor
(No. and Street)

Boston (City) Massachusetts (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M. Ferrara (617) 619-3325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

1 Highwood Drive (Address) Tewksbury (City) MA (State) 01876 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 23 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, John M. Ferrara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Capital Markets LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President, Managing Partner

Title



Notary Public



Shannon K. Cullen
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 4, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Member and Managers
Capstone Capital Markets LLC
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Capstone Capital Markets LLC (the "LLC") as of December 31, 2009 and 2008, and the related statements of operations and changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Capital Markets LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 24, 2010

December 31		**2009**		**2008**
Assets				
Cash and Equivalents	$	**579,524**	$	16,793
Accounts Receivable		**-**		20,000
Total Assets	**$**	**579,524**	$	36,793
Liabilities and Member's Equity				
Accounts Payable	$	-	$	850
Accrued Expenses		**50,530**		-
Deferred Revenue		**82,222**		25,000
Total Liabilities		**132,752**		25,850
Member's Equity		**446,772**		10,943
Total Liabilities and Member's Equity	**$**	**579,524**	$	36,793

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2009	2008
Placement Services	$ 607,778	$ 30,000
Expenses:		
Compensation and Related Expenses	121,715	59,990
Professional Fees	28,612	25,285
Employee Benefits	9,008	6,772
Office Expenses	8,333	7,650
Corporate Fees and Taxes	4,468	5,418
Total Expenses	172,136	105,115
Income (Loss) from Operations	435,642	(75,115)
Other Interest Income	187	-
Net Income (Loss)	435,829	(75,115)
Member's Equity, Beginning	10,943	26,058
Contributed Capital from Parent	-	60,000
Member's Equity, Ending	$ 446,772	$ 10,943

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2009		2008
Cash Flows From Operating Activities:				
Net Income (Loss)	$	**435,829**	$	(75,115)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:				
Decrease (Increase) in Accounts Receivable		**20,000**		(20,000)
(Decrease) Increase in Accounts Payable		**(850)**		850
Increase in Accrued Expenses		**50,530**		-
Increase in Deferred Revenue		**57,222**		25,000
Net Cash Provided by (Used in) Operating Activities		**562,731**		(69,265)
Cash Flows Provided by Financing Activities:				
Contributed Capital from Parent		**-**		60,000
Net Increase (Decrease) in Cash		**562,731**		(9,265)
Cash and Equivalents, Beginning		**16,793**		26,058
Cash and Equivalents, Ending	$	**579,524**	$	16,793

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies:

Reporting Entity: Capstone Capital Markets LLC (the "LLC"), which is a wholly-owned subsidiary of Capstone Partners LLC (the "Parent"), was formed on April 8, 2004, as a Delaware limited liability company. The LLC was registered under the Securities Exchange Act of 1934 as a broker/dealer on April 29, 2005. The LLC provides private placement services for companies located throughout the United States.

Accounting Standards Codification: During the year ended December 31, 2009, the Company adopted the *FASB Accounting Standards Codification* ("ASC"). The ASC became the single official source of authoritative accounting principles generally accepted in the United States of America ("GAAP") recognized by the FASB, other than guidance issued by the Securities and Exchange Commission. The adoption of the ASC did not have a material impact on the Partnership's financial statements. However, the adoption of the ASC changed the Partnership's references to GAAP in its financial statements.

Revenue Recognition: The LLC recognizes private placement fees at the time the placement is completed and the income is reasonably determinable. Initial nonrefundable retainer fees are recognized as the services are performed over the term of the contract.

Deferred Revenue: Deferred revenue represents retainer fees for which the above mentioned revenue recognition criteria have not been met.

Cash and Equivalents: The LLC maintains cash in bank deposit accounts which, at times, may exceed the federally insured limits. The Company has a cash management program, which provides for investments of excess cash balances primarily in money market accounts. The Company considers such highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The value, liquidity and related income of these investments are sensitive to changes in economic conditions, and may be adversely affected by shifts in the market and changes in interest rates.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements, as Capstone Capital Markets LLC is a limited liability company under the provisions of the Internal Revenue Code, which is taxed as a partnership and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the LLC may differ from those estimates.

Subsequent Events: In May of 2009, the FASB issued ASC No. 855-10 [Prior Authoritative Guidance: SFAS No. 165, *Subsequent Events*] (ASC 855-10), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. This guidance is effective for annual financial periods ending after June 15, 2009, and has been applied prospectively. In accordance with ASC 855-10, management has evaluated subsequent events spanning the period from December 31, 2009 through February 24, 2010, the latter representing the issuance date of this report.

2. Related Party Transactions:

The expenses of the LLC are directly allocated from the Parent to the LLC for those expenses solely pertaining to the LLC. Certain other overhead expenses are allocated to the LLC based on management's estimate of the LLC's usage of the related expenses. Such overhead expenses for the years ended December 31, 2009 and 2008 included certain payroll and related expenses and office expenses amounting to $157,146 and $74,619, respectively.

3. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2009 and 2008, the LLC's net capital amounted to $446,772 and $10,943, respectively.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0.30 to 1 and 2.36 to 1 as of December 31, 2009 and 2008, respectively.

4. Economic Dependency:

During the years ended December 31, 2009 and 2008, 100% of the LLC's revenue was derived from two customers, respectively.

December 31	2009
Aggregate Indebtedness	$ 132,752
Member's Equity	$ 446,772
Net Capital	446,772
Minimum Net Capital Requirement to be Maintained	8,850
Net Capital in Excess of Requirements	$ 437,922
Ratio of Aggregate Indebtedness to Net Capital	0.30 to 1

Reconciliation with Partnership's Computation (included in Part II of Form X-17A-5 as of December 31, 2009):

Net Capital, as Reported in Partnership's Part II (unaudited) FOCUS Report	$ 579,524
Net Adjustments to Accrued Expenses and Deferred Revenue	(132,752)
Net Capital Per Above	$ 446,772

Other Information:

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:
The LLC operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:
The LLC is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2009.

MFA
MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Member and Managers
Capstone Capital Markets LLC
Boston, Massachusetts

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audit of the financial statements and supplemental schedule of Capstone Capital Markets LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3–3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a–13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



To the Member and Managers
Capstone Capital Markets LLC
Page Two

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the LLC's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the LLC's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 24, 2010

1 Highwood Drive, Tewksbury, MA 01876

CAPSTONE CAPITAL MARKETS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008